October 26, 2015
BY EDGAR AND OVERNIGHT COURIER
Ms. Suzanne Hayes
Assistant Director
Office of Financial Services II
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Cohen & Steers, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
File No. 001-32236

Dear Ms. Hayes:

Set forth below are the responses of Cohen & Steers, Inc. (“we”, “our” or the “Company”) to the comment letter dated September 28, 2015 (the “Comment Letter”) of the staff (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 (the “10-K”). For the convenience of the Staff, we have set forth below the text of the Staff’s comments from the Comment Letter in bold followed by the Company’s responses thereto.

Staff Comment:

Business, page 1

1.
We note your disclosure on page 6 that your largest institutional client represents almost 13% of your revenue in 2014. That same client represented 50% of your institutional account assets and 25% of total AUM. In your next filing, please disclose the identity of this client, and any other client that represents more than 10% of your revenues, or provide us with your analysis supporting your conclusion that the identity of your significant clients is not required. Please refer to Item 101(c)(vii) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and undertakes to include in its future Annual Reports on Form 10-K and other filings that include the disclosures required by Item 101(c)(vii) of Regulation S-K, the name of the client identified by the Staff and any other client that represents 10% or more of consolidated revenues to the extent that the loss of such client would have a material adverse effect on the Company and its subsidiaries taken as a whole.

280 Park Avenue, New York, N.Y. 10017-1216 Tel: 212 832-3232 Fax: 212 832-3622

Item 1A. Risk Factors, page 6

“Support provided to new products may reduce fee income…”, page 8

2.
We note from time to time, you may support the development of new investment products by waiving a portion of the fees you receive for managing such products, by subsidizing expenses or by making seed investments. Please tell us, and revise your MD&A disclosure to discuss, the following:

•
How seed investments impact your consolidation of sponsored funds. For example, clarify whether your seed investments generally represent the majority of the voting interest in the sponsored fund and how long you typically hold this interest.

•	Whether your seed investment funds are variable interest entities (VIEs) or voting interest entities (VOEs).

•	The circumstances when you would no longer be deemed to control the seed investment fund and identify the accounting method used when these funds are deconsolidated.

•	The number of new seed investments you made during the periods presented.

Company Response:

The Company’s seed investment portfolio is comprised of investments in Company-sponsored funds. As of December 31, 2014, the Company’s seed investment portfolio consisted of the following:

Fund Name	Entity Type	VIE/VOE	Accounting Method
Cohen & Steers Active Commodities Fund, LP (“ACOM”)	Non-registered Limited Partnership	VOE	Equity method
Cohen & Steers Active Commodities Strategy Fund, Inc. (“CDF”)	Registered Investment Company**	VOE	Consolidated
Cohen & Steers Global Realty Partners III-TE, L.P. (“GRP-TE”)*	Non-registered Limited Partnership	VIE	Equity method
Cohen & Steers MLP & Energy Opportunity Fund, Inc. (“MLO”)	Registered Investment Company**	VOE	Equity method
Cohen & Steers Real Assets Fund, Inc. (“RAP”)	Registered Investment Company**	VOE	Available-for-sale

*In connection with GRP-TE, the Company created Cohen & Steers Co-Investment Partnership, L.P. (“GRP-CIP”), a non-registered limited partnership, to co-invest alongside GRP-TE. The Company owns all of the outstanding ownership interests of GRP-CIP which is consolidated.
** Each of our registered investment companies is a stand-alone legal entity and is not part of a series fund.

The Company evaluates factors, including market conditions and the size of the fund, to determine when to redeem a seed investment. In general, seed investments are held until management determines that third party investments in the fund reach a sufficient level, which may vary by fund or strategy.

The Company evaluates its seed investment in Company-sponsored funds at inception and subsequently if there is a reconsideration event to determine whether the investment represents

280 Park Avenue, New York, N.Y. 10017-1216 Tel: 212 832-3232 Fax: 212 832-3622

an interest in a variable interest entity (VIE) or a voting interest entity (VOE) and whether the Company is required to consolidate the Company-sponsored fund. As disclosed in Note 2 to the Consolidated Financial Statements in our Form 10-K, seed investments in Company-sponsored funds that are VIEs are consolidated when it is determined that the Company is the primary beneficiary (these interests qualify for the investment company deferral in ASU 2010-10 and are therefore consolidated when the Company absorbs a majority of the VIE’s expected variability). VOEs are consolidated when the Company’s voting interest through its ownership of the seed investment is greater than 50% of the outstanding voting interests of the entity or the Company is the general partner of the fund and the limited partners do not have substantive kick-out or participating rights.

The Company applies the equity method for its interests in Company-sponsored funds when its ownership interest in the fund is between 20-50% of the outstanding voting interests or when it is determined that the Company is able to exercise significant influence but not control over the investment. In addition, the Company applies the equity method of accounting for its partnership interests in non-consolidated Company-sponsored limited partnerships in accordance with ASC 323-20-S99-1. Finally, if the Company owns less than 20% of the outstanding voting interests and is not able to exercise significant influence, the investments are recorded as available-for-sale investments.

For the year ended December 31, 2014, the Company made one new seed investment in connection with the launch of CDF. For the year ended December 31, 2013, we made two new seed investments in connection with the launches of MLO and ACOM. Finally, for the year ended December 31, 2012, we made one new seed investment in connection with the launch of RAP.

In future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2015, we will expand our discussion of the accounting for our seed investment portfolio in the Critical Accounting Policies and Estimates section of the MD&A.

Staff Comment:

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Assets under Management, page 16

3.
We note that you disclose your assets under management (AUM) roll-forwards by investment vehicle (e.g., institutional accounts, open-end mutual funds, etc.) and discuss the changes within your AUM by investment strategies (e.g., U.S. real estate, preferred securities, etc.). In order to provide readers with greater transparency, please expand your disclosure to:

•	Disclose AUM roll-forwards by investment strategy in addition to the roll-forwards by investment vehicle; and

•	If material, disaggregate the impact of foreign currency translations within your AUM roll-forwards.

Refer to Item 303(a)(3) of Regulation S-K.

280 Park Avenue, New York, N.Y. 10017-1216 Tel: 212 832-3232 Fax: 212 832-3622

Company Response:

In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, we will expand our disclosure in the MD&A to include the AUM roll-forward by investment strategy to provide readers with greater transparency.

The impact of foreign currency translation is not currently material to our AUM roll-forwards. We will disclose the impact of foreign currency translations on our AUM roll-forwards in our future filings, should the amounts become material.

Results of Operations, page 18

4.
We note on page 6 that your investment advisory and management revenues are primarily comprised of fees based on a percentage of the value of assets under management and in some cases, performance fees normally expressed as a percentage of the return in excess of a benchmark. Tell us the amount of performance fees earned in the periods presented. To the extent material, please disclose in future filings your accounting policy for recognizing performance fee revenue, the amount of performance fees earned and explain the reasons for fluctuations in your performance fees for the periods presented.

Company Response:

Performance fees for each of the periods included in our 10-K were determined to be immaterial and were therefore not separately disclosed. The table below lists the amount of performance fees earned in the periods presented:

Year	Performance Fees	Total Revenue	Performance Fees as % of Total Revenue
12/31/2012	$65,336	$273,553,494	0.02%
12/31/2013	$52,519	$297,711,656	0.02%
12/31/2014	$231,668	$313,934,145	0.07%

We will continue to monitor the amount of performance fees earned and, to the extent these amounts become material, we will disclose our accounting policy for recognizing performance fee revenue, the amount of performance fees earned and an explanation of the reasons for fluctuations in the performance fees earned for the periods presented in future filings.

Financial Statements

Notes to Consolidated Financial Statements

Note 8 – Earnings per Share, page F-25

5.
We note that certain of your restricted stock units issued under The Amended and Restated Cohen & Steers, Inc. Stock Incentive Plan entitles the recipients to dividends. Please tell us if these awards qualify as participating securities as

280 Park Avenue, New York, N.Y. 10017-1216 Tel: 212 832-3232 Fax: 212 832-3622

defined in ASC 260-10-20. If so, please tell us what consideration you gave to presenting earnings per share under the two-class method. Please refer to ASC 260-10-45-60 through 61A.

Company Response:

We have considered the guidance in ASC 260-10-20 and ASC 260-10-45-60 through 61A. Under the terms of our restricted stock unit agreements for awards issued pursuant to the Amended and Restated Cohen & Steers, Inc. Stock Incentive Plan (the “Plan”), dividend equivalent restricted stock units cliff vest on the final delivery date of the original award and are forfeitable until they vest. Accordingly, we do not believe that awards granted pursuant to the Plan that accrue dividend equivalent restricted stock units are participating securities as defined in ASC 260-10-20. We also grant fully vested restricted stock units to our directors for which dividends are paid in cash during the three year delayed delivery period. We include these restricted stock units, which are immaterial to all periods presented, in our basic and diluted share calculations as if they were outstanding as of the date of grant.

In responding to the Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (212) 446-9142, or our Chief Financial Officer, Matthew S. Stadler at (212) 446-9168, if you have any questions regarding our responses to the Comment Letter.
Sincerely,

/s/ Elena Dulik
Elena Dulik
Senior Vice President and
Chief Accounting Officer

cc:     Jim Dunn, Securities and Exchange Commission
Yolanda Trotter, Securities and Exchange Commission
Matthew S. Stadler, Cohen & Steers, Inc.

280 Park Avenue, New York, N.Y. 10017-1216 Tel: 212 832-3232 Fax: 212 832-3622